UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

November 3, 2023

Commission File Number 001-35203

THERATECHNOLOGIES INC.

(Translation of registrant’s name into English)

2015 Peel Street, Suite 1100

Montréal, Québec, Canada

H3A 1T8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐   Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐   No ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   .

THERATECHNOLOGIES INC.

Exhibit	Description

99.1	First Amendment to Credit Agreement made as of February 27, 2023, by and among Theratechnologies Inc., MAM Tiger Lender LLC and Marathon Healthcare Finance Fund, L.P.

99.2	Second Amendment to Credit Agreement made as of May 15, 2023, by and among Theratechnologies Inc., MAM Tiger Lender LLC and Marathon Healthcare Finance Fund, L.P.

99.3	Third Amendment to Credit Agreement made as of July 10, 2023, by and among Theratechnologies Inc., MAM Tiger Lender LLC and Marathon Healthcare Finance Fund, L.P.

99.4	Fourth Amendment to Credit Agreement made as of July 28, 2023, by and among Theratechnologies Inc., MAM Tiger Lender LLC and Marathon Healthcare Finance Fund, L.P.

99.5	Amended and Restated Fourth Amendment to Credit Agreement made as of September 21, 2023, by and among Theratechnologies Inc., MAM Tiger Lender LLC and Marathon Healthcare Finance Fund, L.P.

99.6	Fifth Amendment to Credit Agreement made as of October 13, 2023, by and among Theratechnologies Inc., MAM Tiger Lender LLC and Marathon Healthcare Finance Fund, L.P.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THERATECHNOLOGIES INC.

By:	/s/ Jocelyn Lafond
Name:	Jocelyn Lafond
Title:	General Counsel and Corporate Secretary

Date: November 3, 2023